Exhibit 12

John Deere Capital Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(thousands of dollars)

	Six Months Ended April 30,		For the Years Ended October 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings:
Income before income taxes and changes in accounting	$198,602	$207,911	$410,621	$427,940	$370,972	$245,662	$216,712
Fixed charges	203,962	166,053	334,521	367,223	382,547	459,348	447,169
Total earnings	$402,564	$373,964	$745,142	$795,163	$753,519	$705,010	$663,881

Fixed charges:
Interest expense	$200,551	$162,549	$327,451	$360,127	$374,883	$452,032	$440,220
Rent Expense	3,410	3,504	7,070	7,096	7,664	7,316	6,949
Total fixed charges	$203,961	$166,053	$334,521	$367,223	$382,547	$459,348	$447,169

Ratio of earnings to fixed charges*	1.97	2.25	2.23	2.17	1.97	1.53	1.48

“Earnings” consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges.  “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense under capitalized leases that is deemed to be representative of the interest factor and rental expense under operating leases.

*  The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

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